Exhibit 12.1

Statement of Computation of Ratios ($000)	Bio-Rad Laboratories, Inc.

	For the Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings
Add:
Income before income taxes	$163,082	$185,832	$142,843	$120,843	$142,027	$93,371
Fixed charges	53,528	61,367	47,001	43,432	41,800	41,765
Amortization of capitalized interest	239	202	37	34	34	30
Subtract:
Capitalized interest	—	(524)	(1,032)	—	—	(313)

Total Earnings	$216,849	$246,877	$188,849	$164,309	$183,861	$134,853

Fixed Charges
Add:
Interest expensed	43,169	47,024	32,113	31,606	32,022	32,643
Capitalized interest	—	524	1,032	—	—	313
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,468	1,600	1,063	1,014	974	978
Estimated interest within rental expense	8,891	12,219	12,793	10,812	8,804	7,831

Total Fixed Charges	$53,528	$61,367	$47,001	$43,432	$41,800	$41,765

Ratio of Earnings to Fixed Charges	4.1	4.0	4.0	3.8	4.4	3.2